SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
Dated: May 26, 2011
Commission File No. 001-34104
NAVIOS MARITIME ACQUISITION CORPORATION
85 Akti Miaouli Street, Piraeus, Greece 185 38

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
N/A

     This Report on Form 6-K is hereby incorporated by reference into the Navios Maritime Acquisition Corporation’s Registration Statements on Form F-3, File Nos. 333-151707, 333-169320 and 333-170896.
     On May 26, 2011, Navios Maritime Acquisition Corporation (“Navios Acquisition”) announced the completion of the sale of $105.0 million of 8 5/8% first priority ship mortgage notes due 2017 (the “Additional Notes”) at 102.25% plus accrued interest from May 1, 2011 of Navios Acquisition and Navios Acquisition Finance (US) Inc. (“Acquisition Finance” and, together with Navios Acquisition, the “Co-Issuers”). A copy of the press release is furnished as Exhibit 99.1 to this Report and is incorporated herein by reference.
     The Notes are identical to the $400.0 million of notes issued in October 2010 (the “Existing Notes” and together with the Additional Notes, the “Notes”) and were issued pursuant to the Indenture dated October 21, 2010 (the “Indenture”). The Additional Notes and the Existing Notes are treated as a single class for all purposes under the Indenture and the Additional Notes rank evenly with the Existing Notes. Since the Existing Notes have been registered under the Securities Act, the Additional Notes and the Existing Additional Notes will have different CUSIP numbers. Following the consummation of the exchange offer for the Additional Notes, it is expected that the Additional Notes and the Existing Notes will have the same CUSIP number.
     Interest on the Additional Notes will be payable each year on May 1 and November 1, commencing on November 1, 2011. At any time before November 1, 2013, the Co-Issuers may redeem up to 35% of the aggregate principal amount of the Notes with the net proceeds of a public equity offering at 108.625% of the principal amount of the Notes, plus accrued and unpaid interest and any additional interest as set forth in the Notes, if any, so long as at least 65% of the originally issued aggregate principal amount of the Notes remains outstanding after such redemption and such redemption occurs not more than 180 days after the date of the closing of the relevant equity offering. In addition, the Co-Issuers have the option to redeem the Notes in whole or in part, at any time (1) before November 1, 2013, at a redemption price equal to 100% of the principal amount plus a make whole price that is based on a formula calculated using a discount rate of treasury bonds plus 50 basis points, and (2) on or after November 1, 2013, at redemption prices as set forth in the Indenture. The Co-Issuers also have the option to redeem the Notes in whole but not in part at 100% of the principal amount of the Notes, plus accrued and unpaid interest and any additional interest, upon certain changes in law that would trigger the payment of withholding taxes. Furthermore, upon the occurrence of certain change of control events, the holders of the Notes may require the Co-Issuers to repurchase some or all of the Notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.
     The Notes are the senior obligations of the Co-Issuers and rank equal in right of payment to all of their existing and future senior indebtedness and senior in right of payment to all of its existing and future subordinated indebtedness. The Notes are fully and unconditionally guaranteed, jointly and severally, by all of Navios Acquisition’s direct and indirect subsidiaries (other than Acquisition Finance). The guarantees of Navios Acquisition’s subsidiaries that own mortgaged vessels are senior secured guarantees to the extent of the value of the collateral securing such guarantee and the guarantees of our subsidiaries that do not own mortgaged vessels are senior unsecured guarantees. The Notes will be secured by first priority ship mortgages on seven very large crude carrier (“VLCC”) vessels (including a newbuilding VLCC expected to be delivered in June 2011) owned by certain subsidiary guarantors and certain other associated property and contract rights. The Indenture contains restrictive covenants that limit, among other things, the ability of the Co-Issuers and their subsidiaries to incur additional indebtedness, pay dividends and make distributions on common and preferred stock, make other restricted payments, make investments, incur liens, consolidate, merge, sell or otherwise dispose of all or substantially all of their assets and enter into certain transactions with affiliates, in each case, subject to exclusions, and other customary covenants. The Indenture also contains customary events of default. Additional terms and conditions of the Notes are contained in the Indenture which was previously filed in connection with the issuance of the Existing Notes.
     In addition, the Co-Issuers and the guarantors have entered into a Registration Rights Agreement dated as of May 26, 2011, with the parties identified therein, which agreement is attached hereto as Exhibit 10.1, and is incorporated herein by reference. Under the Registration Rights Agreement, the Co-Issuers and the guarantors have agreed to: (a) prepare and file a registration statement on or before December 22, 2011 (the “Outside Date”) enabling the holders of the Additional Notes to exchange the privately placed Additional Notes for publicly registered notes with substantially identical terms (other than provisions with respect to payment of additional interest upon a registration default); (b) use their commercially reasonable efforts to have such registration statement declared effective not later than 120 days after the Outside Date; (c) use their commercially reasonable efforts to complete the exchange offer no later than 185 days after the Outside Date; and (d) file a shelf registration statement for the resale of the Additional Notes if the Co-Issuers and the guarantors cannot effect an exchange offer within the time periods listed above and in other circumstances.
     Dated as of May 20, 2011, Navios Acquisition entered into the Second Supplemental Indenture in order to add the entity identified in such Second Supplemental Indenture as a guarantor to its Indenture. A copy of the Second Supplemental Indenture attached hereto as Exhibit 10.2 to this Report and is incorporated herein by reference.
     Dated as of May 26, 2011, Navios Acquisition entered into the Third Supplemental Indenture in order to ratify and confirm the Indenture following the issuance of the Additional Notes. A copy of the Third supplemental Indenture is attached hereto as Exhibit 10.3 to this Report and is incorporated herein by reference.
     On September 7, 2010, Navios Acquisition and Navios Maritime Holdings Inc. (“Navios Holdings”) entered into a Loan Agreement pursuant to which Navios Holdings provided $40.0 million in short term financing. The $40.0 million facility with Navios Holdings has a margin of LIBOR plus 300 bps and a term of 18 months, maturing on April 1, 2012. Dated as of October 21, 2010, Navios Acquisition and Navios Holdings entered into a Letter Amendment (the “Amendment”) to provide that the $40.0 million facility will be a revolving facility. The Loan Agreement and Amendment are attached hereto as Exhibits 10.4 and Exhibit 10.5, respectively, to this Report and are incorporated herein by reference.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME ACQUISITION CORPORATION

By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer
Date: May 27, 2011

EXHIBIT INDEX

Exhibit No.	Exhibit

10.1	Registration Rights Agreement, dated May 26, 2011.

10.2	Second Supplemental Indenture, dated as of May 20, 2011.

10.3	Third Supplemental Indenture, dated as of May 26, 2011.

10.4	Loan Agreement for $40.0 million with Navios Maritime Holdings Inc., dated September 7, 2010.

10.5	Letter Amendment to Loan Agreement, dated as of October 21, 2010.

99.1	Press Release, dated May 26, 2011.